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SEC FILE NUMBER
~~8-51724~~ 8-68474

11015059

SECI ... ISSION

SEC MAIL PROCESSING SECTION RECEIVED FEB 02 2011 WASH. DC 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/9/09 (Inception) AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RELIQUID CAPITAL NETWORK, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5241 S. QUEBEC STREET, STE. 250
(No. and Street)

GREENWOOD VILLAGE	COLORADO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARCUS J. MOLLMANN	(303)565-1503
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	DENVER	COLORADO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

mr

OATH OR AFFIRMATION

I, Marcus J. Mollmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RELIQUID CAPITAL NETWORK, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JAMIE COOK NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 11/22/2012

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss) including Statement of Changes in Member's Equity.
- [X] d. Statement of Cash Flows.
- [ ] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [X] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELIQUID CAPITAL NETWORK, LLC
(A Development Stage Company)

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

The Member
Reliquid Capital Network, LLC
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of Reliquid Capital Network, LLC (the "Company") (a development stage company) as of December 31, 2010, and the related statement of operations and changes in member's equity and cash flows for the period from December 9, 2009 (Inception) through December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the period from December 9, 2009 (Inception) through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 18, 2011
Denver, Colorado

RELIQUID CAPITAL NETWORK, LLC
(A Development Stage Company)

Statement of Financial Condition
December 31, 2010

Assets

Assets		
Cash and cash equivalents	$	153,581
Furniture and equipment, net		1,070
Intangible assets, net		89,301
Total assets	$	243,952

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	5,509
Accrued expenses		4,589
Total liabilities		10,098
Contingencies		
Member's equity		
Member's capital	$	476,279
Deficit accumulated during the development stage		(242,425)
Total member's equity		233,854
Total liabilities and member's equity	$	243,952

See notes to financial statements.

RELIQUID CAPITAL NETWORK, LLC
(A Development Stage Company)

Statement of Operations and Changes in Member's Equity
For the Period from December 9, 2009 (Inception) through December 31, 2010

Expenses	
Professional fees	$ 62,429
Payroll and related	60,839
Regulatory dues and fees	21,634
Depreciation and amortization expense	18,670
Conference fees	16,250
Technology support	15,372
Office expense	13,716
Advertising	9,015
Insurance	8,732
Dues and subscriptions	5,837
Rent	4,500
Travel	3,966
Continuing education	1,157
Other expenses	1,006
Meals and entertainment	828
Total expenses	243,951
Loss from operations	(243,951)
Other income	
Interest income	1,526
Net loss	(242,425)
Beginning member's equity	-
Capital contributions	476,279
Ending member's equity	$ 233,854

See notes to financial statements.

RELIQUID CAPITAL NETWORK, LLC
(A Development Stage Company)

Statement of Cash Flows
For the Period from December 9, 2009 (Inception) through December 31, 2010

Cash flows from operating activities	
Net loss	$ (242,425)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	18,670
Changes in assets and liabilities	
Accounts payable	5,509
Accrued expenses	4,589
Net cash used in operating activities	(213,657)
Cash flows from investing activities	
Purchase of furniture and fixtures	(1,289)
Purchase of intangible assets	(92,993)
Net cash used in investing activities	(94,282)
Cash flows from financing activities	
Capital contributions	461,520
Net cash provided by financing activities	461,520
Net increase in cash	153,581
Cash and cash equivalents - beginning of period	-
Cash and cash equivalents - end of period	$ 153,581

Supplemental disclosure of non-cash activity:

During the period ended December 31, 2010, the Company's member purchased and contributed to the Company furniture and equipment of $1,077 and intangible assets of $13,682.

See notes to financial statements.

RELIQUID CAPITAL NETWORK, LLC
(A Development Stage Company)

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Reliquid Capital Network, LLC (the "Company") was incorporated in the state of Colorado on December 9, 2009. The Company intends to combine database technology with the power of social networks to efficiently introduce providers of capital to those seeking capital, creating a virtual marketplace for the exchange of commercial real estate capital. The Company plans to empower Capital Seekers to source capital and Capital Providers to source lending and investment opportunities. The Company will facilitate debt, mezzanine debt, and preferred equity financings. The Company also plans to provide a comprehensive transaction management platform that expedites closing, lowers transaction costs, and promotes transparency. Through its transaction management platform, the Company will also enable both parties to efficiently manage direct investor-sponsor communication, due diligence, negotiation, and transaction execution.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(i) of Rule 15c3-3 of the Security Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Development Stage Activities

The Company is in the development stage as operations have been limited to raising capital, developing the Company's infrastructure, licensing activities and business development. The Company has not generated revenues through December 31, 2010.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

RELIQUID CAPITAL NETWORK, LLC
(A Development Stage Company)

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets of five years. Depreciation expense for the period ended December 31, 2010 was $1,296.

Intangible Assets

Intangible assets include trademarks and website development costs and are amortized on the straight-line basis over their contractual or estimated useful lives as follows:

Trademark	15 years
Website	3 years

Amortization expense incurred for the period ended December 31, 2010 was $17,374. Future estimated amortization expense over the next five years is approximately $34,748 in 2011 and 2012, $17,475 in 2013, and $202 in 2014 and 2015.

Revenue Recognition

Transaction fees related to mergers, acquisitions, finders, and financing fees are recognized upon closing of the related transaction. Advisory income is recognized as services are provided. Interest income is recognized when earned.

Advertising Costs

The Company expenses advertising costs as incurred.

RELIQUID CAPITAL NETWORK, LLC
(A Development Stage Company)

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as an LLC for income tax purposes. Accordingly, all taxable income and losses are reported in the income tax return of the member, and no provision for income taxes has been recorded in the accompanying financial statements.

If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the member rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. No interest or penalties have been assessed as of December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through January 18, 2011, which is the date the financial statements were made available for issuance, and determined that there were no subsequent events requiring disclosure.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's net capital as of December 31, 2010 was $143,483 of which $138,483 is eligible for distribution. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 0.07 as of December 31, 2010.

Note 3 - Commitments and Contingencies

During the normal course of business, the Company is subject to inquiries by the SEC as well as FINRA. Management does not believe the impact of such inquiries will have a material effect, if any, on the accompanying financial statements.

Operating Leases

The Company leases its office space located in Greenwood Village, Colorado, under an operating lease with an expiration date of November 31, 2012. Rent expense for the period ended December 31, 2010 was $4,500.

Future minimum lease payments under this lease is approximately as follows:

Year Ending December 31,	
2011	$ 13,850
2012	13,200
	$ 27,050

ACCOMPANYING INFORMATION

RELIQUID CAPITAL NETWORK, LLC
(A Development Stage Company)

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net Capital		
Total member's equity	$	233,854
Deduct nonallowable assets		
Furniture, equipment, and intangibles, net		(90,371)
Net capital	$	143,483
Aggregate Indebtedness		
Total aggregate indebtedness	$	10,098
Computation of Basic Net Capital Requirements		
Required minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	138,483
Ratio of aggregate indebtedness to net capital		0.07

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17a-5 as of December 31, 2010 and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Member
Reliquid Capital Network, LLC
Greenwood Village, Colorado

In planning and performing our audit of the financial statements of Reliquid Capital Network, LLC (the "Company") as of and for the period from December 9, 2009 (Inception) through December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of Internal Control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

The Member
Reliquid Capital Network, LLC

Because of inherent limitations in Internal Control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in Internal Control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in Internal Control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of Internal Control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal Control that might be material weaknesses. We did not identify any deficiencies in Internal Control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 18, 2011
Denver, Colorado

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

The Member
Reliquid Capital Network, LLC
Greenwood Village, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period from December 9, 2009 (Inception) through December 31, 2010, which were agreed to by Reliquid Capital Network, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period from December 9, 2009 (Inception) through December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period from December 9, 2009 (Inception) through December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences [if applicable].

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

The Member
Reliquid Capital Network, LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 18, 2011
Denver, Colorado

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12-31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068474 FINRA DEC
RELIQUID CAPITAL NETWORK LLC 20*20
5241 S QUEBEC ST STE 250
GREENWOOD VILLAGE CO 80111-1822

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kim Collins 303-797-0550

~~2. A. General Assessment (item 2e from page 2)~~ $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Reliquid Capital Network, LLC
(Name of Corporation, Partnership or other organization)

Kimberly L. Collins
(Authorized Signature)

Financial and Operational Principal
(Title)

Dated the 20 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2010
and ending 12-31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 193
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	193
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	193
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)